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Exhibit 99.3
FLAMEL TECHNOLOGIES
Société Anonyme with a share capital of Euros 2,933,195
Registered Office :
Parc Club du Moulin à Vent
33, avenue du Docteur Georges Lévy
69693 VENISSIEUX (France)
379 001 530 R.C.S. LYON
MANAGEMENT REPORT BY THE BOARD OF DIRECTORS
TO THE ORDINARY SHAREHOLDERS MEETING
HELD ON JUNE 3, 2008
To the Shareholders
Pursuant to French law and the Company’s Articles of Incorporation, the Board of Directors has called an Ordinary shareholders meeting to present to you the report concerning the Company’s situation and business during the financial year ending on 31 December 2007 (the “Financial Year”) and to submit the annual financial statements concerning the said Financial Year for your approval.
In addition, we propose to you that you renew the terms of the directors for the coming year.
At the said Ordinary shareholders meeting, you will hear a reading of the reports by the auditor.
The said reports, the annual financial statements as well as all documents relating thereto were made available to you at the registered office under the legal and regulatory conditions.
The annual financial statements presented to you have been established in accordance with the French accounting laws, principles and methods.
You will kindly note that the accounting methods used to prepare the said annual financial statements are the same as the ones used for the previous financial years.
     I. The Company’s activity
The financial year ending on 31/12/2007 represents a significant year for Flamel, especially with the launch of Coreg CRTM , a product developed in partnership with Glaxo Smith Kline (GSK), on the US market at the end of the first quarter of 2007.
We mobilized our production team in Pessac in order to ensure the production of microparticules with a 24 hours, 7 days a week shift pattern in order to meet demand and with a greater than 98% success rate.
Unfortunately, Coreg CRTM sales have been lower than expected and required management to adapt the shift pattern and staffing accordingly. Our revenues have therefore been lower than expected and required us to implement cost cutting measures to consolidate the financial position of Flamel. Nevertheless, we have not sacrificed

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development of our most promising technologies and their marketing to the pharmaceutical industry.
In 2007, Flamel made major strides in the development of the two technologies, Micropump® and Medusa®.
Previously committed clinical studies on Interferon-alpha XL and long acting Insulin (FT 105) have equally brought promising and encouraging results.
Twelve new relationships have been signed during the year, two using our Micropump® technology and ten using our Medusa® technology.
     II. Results of the financial year activity
The following results have been prepared in accordance with French accounting standards, which have been applied consistently with prior year.
     1. Operating profit
Operating revenues for fiscal year 2007 amount to 30.8 million euros, compared with 20.6 million euros in 2006. The 2007 revenues include 15.7 million euros in product sales, 9.3 million euros of license and research revenue and 4.8 million euros in royalties.
Payroll, including social charges, representing 38% of total operating expenses, rose by 7.4% in 2007 to 19 million euros, compared with 17.7 million euros in 2006. This increase is mainly due to the increase in the number of employees, particularly in connection with production activity in Pessac for GSK and Coreg CR (341 employees as at August 31, 2007, compared with 302 employees on December 31, 2006). A reduction in personnel took place solely in the last quarter of 2007 (298 employees on December 31, 2007).
The Operating expenses have increased compared with 2006 following costs associated with production and the expenditures relating to R&D, especially the two Phase I clinical studies, financed internally, for Interferon Alpha XL and FT 105 long acting Insulin.
Financial net income, standing at 937,744 euros in 2007, results mainly from financial revenue generated by investing our available cash.
Net loss before taxes and extraordinary income in 2007 amounted to 18.2 million euros, compared with a loss of 22.5 million euros in 2006.
After accounting for an extraordinary loss of 928,876 euros and of a research tax credit amounting to 1.7 million euros, the net loss for the financial year was 17,494,103 euros. The net loss was 17,259,532 euros in the previous financial year.
     2. Balance sheet
     Assets
Total assets amount to 74.5 million euros, including 26.8 million euros in Property, Plant and Equipment and 47.1 million euros in current assets.
Accounts receivable at the end of the financial year stood at 4.7 million euros.
Short-term investments totalled 22 million euros at the end of 2007, including funds invested on the money market and fixed term deposits, to be compared with 47 million euros at the end of 2006. Cash available at the end of 2007 amounted to 5.8 million, compared with 0.6 million in 2006.

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     Liabilities
Shareholders equity, including the current year losses, amounts to 56.5 million euros.
Remaining liabilities amount to 18 million euros, including 5.7 million euros in accounts payable, 2.1 million euros in repayable advances from the French government, and 3.8 million euros in social and tax liabilities.
     3. Capital Investments
Capital investments during the financial year amounted to 8.9 million euros, mainly due to development in Pessac of a third production unit for Coreg CR.
     4. Financing
The Company made no external financing transactions during the 2007 fiscal year.
No important events having a material effect on the annual financial statements for 2007 occurred between January 1, 2008 and the date of the present management report.
Nevertheless, we remind you that your Board of Directors recorded the capital increase following exercise of 61,000 options for an amount of 7,439.56 euros, increasing the share capital to 2,933,195 euros.
The financial statements are subject to shareholder approval at the Ordinary shareholders meeting. (first resolution)
     III. Progress Made – Difficulties Encountered
The company made considerable progress in 2007, and the most important points were as follows ( in addition to the launch of Coreg CR TM):
•	Positive clinical results on Interferon Alpha XL and FT-105 Long Acting Insulin,

•	The development of our two technologies Micopump® and Medusa®,

•	The signature of twelve new relationships based on the development of our technologies.
In contrast, 2007 financial results have been disappointing due to the lower than expected sales of CoregCR.
The share price has declined significantly over 2007.
     IV. Allocation of Earnings
The financial statements as presented to you show a net loss for the financial year of 17,494,103 euros.
We propose to you to allocate this entire loss of 17,494,103 euros to the retained earnings account, which, following that allocation, will amount to 91,999,420 euros (second resolution).
     V. Purchases of its own shares made by the Company
None.

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VI.	Dividends paid for the last three financial years and the corresponding Tax Credit
We inform you, pursuant to Article 243 bis of the General Taxation Code, that no dividends were distributed during the last three financial years.
     VII. Non deductible charges
During the financial year 2007 the company recorded 23,160 euros in excess depreciation that is not tax-deductible.
In the 2007 financial year the company also incurred 373,243 euros in Directors attendance fees that are not tax deductible.
VIII.	Important events occurring between the end of the financial year and the date of the present report
We inform you of the retirement of Mr Cor Boonstra from his position as director and have selected Dr Francis JT Fildes to fulfill the remainder of his term. This was enacted at the Board of Directors meeting held on February 29th, 2008.
We would like to remind you that on March 3, 2008, the Company announced the departure of Mr Michel Finance from his position of Executive Vice President and Chief Financial Officer.
     IX. Goals for the Company — Prospects
The Management of the Company has set the following goals for 2008:
-	Further developments with respect to signed agreements in 2007, especially Merck-Serono and Wyeth and those that may be concluded in 2008 based on the presentation of the results of preliminary research, while maintaining caution regarding operating expenses and capital expenditure.

-	The continued development of our partnership with GlaxoSmithKline and especially the combination of CoregCR and Lisinopril which is expected to be filed for marketing approval in 2008. We continue to believe that CoregCR will be a key product for our success.

-	Continued progress on our efforts to license Interferon-alpha XL and Long Acting Insulin with partners.

-	To pursue innovative scientific research in connection with potential extensions of existing technological platforms.
Our expected revenues and present cash position should enable the company to finance its activity and its development in 2008.
     X. The Company’s research and development activities
Our two technologies Micropump® and Medusa® have been enhanced during 2007.
Micropump®
Acceleration to the commercial stage for Coreg CR.
Ongoing marketing authorization of Asacard in China.

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Signature (at the beginning of 2008) of a feasibility study agreement using our Trigger-Lock technology.
Medusa®
Our clinical study on FT-105 Long acting insulin, has proven continuous and regular release of Insulin.
The clinical study on Ifn-alpha showed, after two weeks, statistically significant, greater reduction in viral load and a reduction in side effects compared with PegIntron®.
     XI. Table of earnings for the last five financial years
Pursuant to Article R.225-102 of the French Code de Commerce, you will find attached the table summarizing the company’s earnings in each of the last five financial years.
(Cf. Appendix 1)
     XII. Employees
As of 31 December 2007, there were 298 employees.
     XIII. Capital
As of December 31, 2007, the company’s capital stood at 2,933,195 euros, consisting of 24,051,590 shares, as a result of the capital increase (Cf appendix 2). A total of 99.60% of share capital is listed on Nasdaq in the form of ADS (through the Bank of New York). Bank of New York is our depositary agent.
XIV.	Conventions mentioned in Articles L 225-38 et seq. of the Code of Commerce
Please note that the auditor has drawn up a special report, submitted to you, indicating that certain conventions mentioned in Articles L.225-38 et seq. of the Code of Commerce were renewed during the last financial year.
We ask you to approve and/or ratify, as the case may be, any convention mentioned in Articles L.225-38 et seq. of the Code of Commerce that have been renewed during the financial year, and which might appear in the auditor’s report (eleventh resolution).
     XV. Management of the Company and his board
1/ We would like to remind you that Mr Cor Boonstra, Director of the Company since June 22, 2005, has retired and has been replaced following approval by the Board of Directors on February 29, 2008, for the remainder of his term by Dr Francis JT Fildes.
Dr Fildes has a PhD from the Department of Industrial Chemistry at Liverpool University and is well known in the pharmaceutical and in biotechnology industries. His full résumé is available at the head office of the company. We would like to propose you to confirm his nomination and to renew the mandate of Dr Fildes for (1) year until the next Ordinary Shareholders Meeting to be held to approve the financial statements for the financial year ending on 31 December 2008 (seventh resolution).
The duration of the term as a company director of Messrs Elie Vannier, Frédéric Lemoine, Lodewijk J. R. de Vink, John L. Vogelstein and Stephen H. Willard expire at the end of the Ordinary shareholders meeting to which you are invited, so we propose to you to renew their terms for a duration of one (1) year, namely until the Ordinary shareholders meeting to be held to approve the financial statements for the financial year ending on 31 December 2008 (third to sixth and eight resolution).

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2/ We would like to remind you that the mandate of Ernst & Young in their quality of statutory auditors expires at the end of the Ordinary Shareholders meeting to which you are called. The Company has been working with the current auditor for 12 years and believe it is appropriate from a governance perspective to consider the potential modification of our auditors.
As a consequence, the management and audit committee obtained proposals from different auditor firms.
After a review of those different proposals, we propose not to renew the current auditors, lead and deputy, but to nominate, for a period of six fiscal years ending at the end of the Ordinary Shareholders meeting which will be called to approve the financial statements for the year ending December 31, 2013, PricewaterhouseCoopers Audit as lead auditor and Mr. Etienne Boris as deputy auditor (Ninth resolution).
     XVI. Determination of the directors’ attendance fees
In view of the directors’ participation, the level of their responsibilities, we propose to you that the amount of three hundred and twenty five thousand euros (€325,000) be assigned to the Board of Directors as annual attendance fees, being a reduction of 18.75% compared with previous fiscal year and for which the distribution and breakdown thereof will be decided by the Board of Directors (tenth resolution).
We also propose that the directors be allowed to acquire a maximum of two hundred fifty thousand (250,000) autonomous stock warrants (BSA) (Thirteenth resolution).
XVII.	Total compensation and fringe benefits of all kinds paid to each of the authorized agents by the company and its subsidiaries during the past financial year
For the year 2007, Mr Elie Vannier, Chairman of the Board of Directors, received 85,000 euros in attendance fees and purchased 25,000 autonomous stock warrants (BSA).
For the year 2007, Mr Stephen H Willard, Managing Director, received total compensation of 602,491 euros, including 528,950 euros paid by Flamel Technologies Inc as his salary and 2006 bonus, 69,560 euros for reimbursement of costs associated with his secondment to France and 3,981 euros in fringe benefits.
XVIII.	Mandates and functions exercised in any company, during the past financial year, by each of the company’s authorized agents
1.	Mr Elie Vannier, Chairman of the Board of directors
Mr Vannier is also a Director and Chairman of the Audit Committee for Ingénico, Director of Famar, Visilab, GrandVision, Conbipel and Compagnie Européenne de Téléphonie and was Chief Operational Officer of GrandVision SA until May 2007.

2.	Mr Stephen H. Willard, Chief Executive Officer Mr Willard is also Chief Executive Officer of Flamel Technologies Inc and a director of ETRADE Financial Corporation.

3.	Mr Frédéric Lemoine, director
Mr Frédéric Lemoine is also Chairman of the Supervisory Board of Areva, director and Chairman of the audit committee of Groupama SA, censor to the Supervisory Board of Générale de Santé and Manager of Lemoine Conseil et Entreprises (LCE) SARL.

4.	Mr John L. Vogelstein, director

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Mr John L. Vogelstein is also a Senior Advisor and the former Vice Chairman of Warburg Pincus LLC, a director of Mattel Inc. and a director of Journal Register Co.

5.	Mr Lodewijk J. R. de Vink, director
Mr Lodewijk J. R. de Vink is also director and member of the compensation and corporate governance committee of Alcon, director and member of the compensation committee of Roche, director and member of the European Board of Rothschild, director and member of Sotheby’s international advisory committee and Director of Stiefel.

6.	Mr Cor Boonstra, director Mr Boonstra is also a director of Hunter Douglas, Koop Holding and Breckenborg Holding.
XIX.	Acquisition of significant holdings in companies having their registered offices in France and acquisitions of control
Our company holds 100% of its Flamel Technologies Inc. subsidiary.
XX.	Employee shareholding, directly or by way of a company investment fund or savings plan
As of December 31, 2007, employees directly held 41,095 shares in the company, representing 0.17% of the capital.
We remind you that on December 11, 2007, your Board of Directors decided to grant 130,000 free shares to the company’s employees, on the basis of a delegation of power that you granted on October 24, 2005 and May 15, 2007. The conditions for allocating the said free shares provide:
1)	Regarding French resident beneficiaries: The acquisition period, meaning the period at the end of which the shares shall be definitively allocated to the beneficiary, is two years starting from the allocation date, subject to the respect of an attendance condition at the end of this two years period. At the time of their definitive allocation, the shares may be transferred without limitation except with respect to transaction windows.

2)	Regarding non French resident beneficiaries: The acquisition period, meaning the period at the end of which the shares shall be definitively allocated to the beneficiary, is four years starting from the allocation date, subject to the respect of an attendance condition at the end of a two years period after allocation date. At the time of their definitive allocation, the shares may be transferred without limitation except the respect of transaction windows.
We propose to you to grant us a new delegation of power for purposes of implementing a new plan for allocation of free shares. You will find details concerning the plan in the report issued in that connection (Twelfth resolution).
The Board invites you after reading the reports by the auditor, to discuss these matters and vote on the resolutions submitted to you.
On behalf of the Board of Directors

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APPENDIX 1
FLAMEL TECHNOLOGIES – Exercice clos le 31/12/2007
RESULTATS FINANCIERS DE LA SOCIETE AU COURS DES
CINQ DERNIERS EXERCICES
(Uniquement pour les Sociétés Anonymes)
En euros

	12/2003	12/2004	12/2005	12/2006	12/2007
a) Capital share	2,608,783.07	2,652,688.41	2,891,118.68	2,925,755.11	2,933,194.62
b) Number of Ordinary shares	21,391,590	21,751,590	23,706,590	23,990,590	24,051,590
c) Number of preference shares
d) Number of shares to issue by :
- bond conversion

- exercise of stock-options and warrants	4,415,000	4,758,500	3,465,000	4,013,250	3,947,800

CAPITAL FOR THE YEAR ENDED

a) Revenues	37,680,303.02	27,197,059.79	17,454,801.51	18,688,260.16	31,260,019.88
b) Income before taxes	13,826,400.73	(6,845,679.55)	(17,533,232.12)	(17,441,621.37)	(13,370,141.82)
c) Income tax	(444,583.00)	(3,444,473.62)	(3,371,868.76)	(1,687,151.21)	(1,699,715.00)
d) Employee’s profit-sharing
e) Income after taxes, depreciation	12,800,853.77	(6,365,947.95)	(20,705,794.00)	(17,259,531.76)	(17,494,103.00)
f) amount of distributions

OPERATIONS AND EARNINGS OF THE YEAR

a) Income after taxes and profit-sharing before depreciation and provision	0.67	(0.16)	(0.60)	(0.66)	(0.49)
b) Income after taxes,employee’s profit- sharing, depreciation and provision	0.60	(0.29)	(0.87)	(0.72)	(0.73)
c) Share dividends

EARNINGS PER SHARE

a) Average staff of the year	166	221	254	302	331
b) Amount of the payroll	6,449,859.79	8,202,298.68	10,168,449.22	11,368,518.68	13,100,279.60
c) Amount of social taxes	2,872,888.98	3,636,093.62	4,360,234.12	6,321,735.63	5,892,622.28

STAFF

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APPENDIX 2
REPORT CONCERNING DELEGATIONS MADE TO THE BOARD

AUTHORIZATION GRANTED BY AN
EXTRAORDINARY SHAREHOLDERS MEETING
TO THE BOARD		IMPLEMENTATION BY THE BOARD
				Augmentation	Approbation
				du	du
Date	Nature	Date	Nature	capital	Conseil
10 mai 1996	Stock-options « plan 96 » 1.000.000 securities Capital increase of €121.959

20 novembre 2000	Stock-option « plan 2000 » 1.000.000 titres Augmentation du capital de €121.959	April 2007 May 2007	15.000 options exercised 5.000 options exercised	€1.829,40 €609,80	April 3, 2008 April 3, 2008

19 décembre 2001	Stock-options « plan 2001 » 750.000 securities Capital increase of €91.469	May 2007 June 2007 November 2007	20. 000 options exercised 11.000 options exercised 10.000 options exercised	€2.439,20 €1.341,56 €1.219,60	April 3, 2008 April 3, 2008 April 3, 2008

18 février 2003	Stock-options« plan 2003 » 1.000.000 securities Capital increase of €121.959

7 novembre 2003	Stock-options« plan 2004 » 1.000.000 securities Capital increase of €121.960

4 mars 2005	Issue of 40 000 warrants Capital increase of €4.878

4 mars 2005	Stock-options« plan 2005 » 1.500.000 securities Capital increase of €182.940

24 octobre 2005	Issue of 250.000 bons de souscription Capital increase of €30.490

24 octobre 2005	200.000 free shares Capital increase of €24.392

12 Juin 2006	Issue of 150.000 warrants Capital increase of €18.294

15 mai 2007	500. 000 stocks-options Capital increase of €60.980 200.000 free shares Capital increase of €24. 392 Issue of 150.000 warrants Capital increase of €18.294